PROSPECTUS SUPPLEMENT                      Filed Pursuant to Rule 424(b)2
---------------------                      Registration Statement Nos. 333-49472
(To Prospectus dated November 17, 2000)


                                 358,429 Shares

                            MDU RESOURCES GROUP, INC.
                                  Common Stock
                           Par Value, $1.00 per share


     PLAN OF DISTRIBUTION. MDU Resources Group, Inc. is offering these shares, together with the attached preference share purchase rights, directly to Paul Revere Capital Partners Ltd. at an average purchase price of $27.8995 per share. The total purchase price for all of these shares is $10,000,000. Paul Revere Capital Partners Ltd. must purchase all of these shares if it purchases any of them.

     MDU will receive proceeds from the sale of these shares of $10,000,000 minus its expenses relating to the sale, which are estimated to be $12,500. These shares are listed on the New York Stock Exchange and the Pacific Exchange under the symbol MDU.

     The offering price of these shares was established with reference to prices of MDU Resources Group, Inc. common stock on the New York Stock Exchange for the period beginning February 20, 2001 and ending March 2, 2001, net of a discount of 2.5% for some of the shares and a discount of 2.0% for the remaining shares. MDU Resources Group, Inc. will deliver these shares to Paul Revere Capital Partners Ltd. on or about the date of this Prospectus Supplement.

     MDU Resources Group, Inc. was introduced to Paul Revere Capital Partners Ltd. by Ladenburg Thalmann & Co. Inc. This firm is not being compensated by MDU Resources Group, Inc. for such introduction. MDU Resources Group, Inc. has agreed to indemnify Paul Revere Capital Partners Ltd. and Ladenburg Thalmann & Co. Inc. against certain liabilities, including liabilities under the Securities Act of 1933.

     If Paul Revere Capital Partners Ltd. or Ladenburg Thalmann & Co. Inc. acquires these shares and resells them shortly before or after acquiring them, it may be considered to be an underwriter within the meaning of the Securities Act of 1933. MDU Resources Group, Inc. has no arrangement or understanding, formal or informal, relating to a distribution of these shares. Any resale of these shares by Paul Revere Capital Partners Ltd. would be solely at its election and would not be made on behalf of or at the request of MDU Resources Group, Inc. MDU Resources Group, Inc. does not have any specific knowledge of the intentions, if any, of Paul Revere Capital Partners Ltd. to resell and distribute these shares.

     USE OF PROCEEDS. The net proceeds to MDU Resources Group, Inc. from the sale of these shares will be added to the general funds of MDU Resources Group, Inc. and may be used for the refunding of outstanding debt obligations, for corporate development purposes (including the acquisition of businesses and/or business assets), and for other general corporate purposes.

     GENERAL. The mailing address and telephone number of the principal executive offices of MDU Resources Group, Inc. are: Schuchart Building, 918 East Divide Avenue, P.O. Box 5650, Bismarck, North Dakota 58506-5650, (701) 222-7900.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares or determined if this Prospectus Supplement and the accompanying Prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

             The date of this Prospectus Supplement is March 5, 2001